UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Amerigon Incorporated

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

03070L 30 0

(CUSIP Number)

Thomas M. Wheeler

TMW Enterprises Inc.

2120 Austin Ave., Suite 100

Rochester Hills, MI 48309-3667

(248) 844-1410

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 03070L 30 0	Page 1 of 9 Pages

SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas M. Wheeler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power -0- 8. Shared Voting Power 5,496,749 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 5,496,749

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,496,749
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 29.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP 03070L 30 0	Page 2 of 9 Pages

SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Big Beaver Investments LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power -0- 8. Shared Voting Power 5,496,749 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 5,496,749

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,496,749
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 29.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP 03070L 30 0	Page 3 of 9 Pages

Item 1. Security and Issuer.

The title of the class of equity securities to which this statement relates is Common Stock (“Common Stock”), of Amerigon Incorporated, a Michigan corporation (the “Issuer”), successor by merger to Amerigon Incorporated, a California corporation. The address of the Issuer’s principal executive offices is 500 Town Center Drive, Suite 200, Dearborn, Michigan 48126-2716.

Item 2. Identity and Background.

This statement is being filed by Thomas M. Wheeler and Big Beaver Investments LLC (“Big Beaver”) (collectively, the “Reporting Persons”). The business address of the Reporting Persons is 2120 Austin Ave., Suite 100, Rochester Hills, MI 48309-3667. Big Beaver is a Delaware limited liability company engaged in the business of investing in both private and public companies. The holder of a controlling interest in Big Beaver is W III H Partners, L.P. (“W III H”). The general partner of W III H is TMW Enterprises Inc., a Delaware corporation (“TMWE”). Mr. Wheeler owns a controlling interest in TMWE. Mr. Wheeler’s occupation is a private investor.

Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Wheeler is citizen of the United States. Big Beaver is an entity existing under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

In connection with a Securities Purchase Agreement dated March 29, 1999 (the “Securities Purchase Agreement”) among Big Beaver, Westar Capital II, LLC, a Delaware limited liability company (“Westar”), and the Issuer, Big Beaver and Westar each purchased 4,500 shares of the Issuer’s Series A Preferred Stock (the “Preferred Shares”) and warrants to purchase additional shares of Common Stock based on certain contingent events (the “Contingent Warrants”). The Contingent Warrants were exercised by Big Beaver on September 8, 2004 in a cashless conversion and Big Beaver received 1,585 shares of Common Stock in exchange therefor. The 4,500 Preferred Shares held by Big Beaver are convertible into 2,686,567 shares of Common Stock. The holders of Preferred Shares have liquidation preferences, the right as a class to elect five members of the Issuer’s board of directors and certain other rights and preferences as set forth in the Issuer’s Articles of Incorporation. The 4,500 Preferred Shares and Contingent Warrants were purchased by Big Beaver with monies supplied by W III H.

CUSIP 03070L 30 0	Page 4 of 9 Pages

On June 8, 1999, Big Beaver and Westar entered into a Shareholders’ Agreement (the “Shareholders’ Agreement”) that (i) provided a nomination process for the five directors to be elected by Big Beaver and Westar as the sole holders of Series A Preferred Stock, (ii) created certain buy-sell rights between Big Beaver and Westar in the event of a disagreement with respect to certain corporate matters, and (iii) restricted the transfer of the securities of the Issuer held by Big Beaver and Westar in certain respects. The Shareholders’ Agreement expired by its terms on June 8, 2004. Please refer to Item 6 of the Schedule 13D for further information.

In connection with a Credit Agreement (the “First Credit Agreement”) between Big Star Investments, LLC (“Big Star”), and the Issuer dated March 16, 2000 and amended on May 10, 2000, Big Star agreed to loan up to $4,000,0000 to the Issuer and, in exchange, Big Star received a warrant (the “Big Star Bridge Loan Warrant”) to purchase a number of shares of Common Stock of the Issuer at an exercise price each to be determined based on the total amount actually borrowed by the Issuer under the First Credit Agreement. The Issuer eventually borrowed $2,500,000 under such agreement (the “Loan Amount”) and the Big Star Bridge Loan Warrant was divided equally between Big Beaver and Westar, the owners of Big Star, and replacement warrants were delivered to each. The warrant so delivered to Big Beaver is referred to as the “Big Beaver Split Warrant.” On March 15, 2005, Big Beaver exercised the Big Beaver Split Warrant on a cashless basis and received 51,607 shares of Common Stock as a result. Repayment of the Loan Amount was satisfied in part by payment of cash and in part by conversion by Big Beaver and Westar of the remaining balance into Common Stock. As a result of such conversion, Big Beaver and Westar each received 150,000 shares of Common Stock.

Pursuant to a Credit Agreement dated September 20, 2001 and amended on December 1, 2001 between Big Beaver and the Issuer (the “Second Credit Agreement”), Big Beaver agreed to make loans to the Issuer of up to $2,500,000. Big Beaver was entitled to convert the amount outstanding under the Second Credit Agreement into Common Stock of the Issuer. The Issuer borrowed the entire $2,500,000 available under the Second Credit Agreement and on February 25, 2002, Big Beaver converted the entire balance plus accrued interest into 1,720,602 shares of Common Stock under the terms of the Second Credit Agreement. In connection with the Second Credit Agreement, and in accordance with the Exchange Agreement entered into on February 12, 2002 between Big Beaver and the Issuer, Big Beaver also received a warrant (the “Big Beaver Bridge Loan Warrant”) to purchase 652,174 shares of Common Stock of the Issuer at $1.15 per share. The terms of the Bridge Loan Warrant were modified on February 25, 2002 to reduce the number of shares of Common Stock purchasable thereunder to 326,087. The Big Beaver Bridge Loan Warrant expires on February 25, 2007. In connection with Big Beaver’s conversion of the amount outstanding under the Second Credit Agreement, Big Beaver received, on February 25, 2007, a warrant to purchase 860,301 shares of the Common Stock of the Issuer at $2.00 per share (the “2002 Warrant”). On December 4, 2003, Big Beaver partially exercised the 2002 Warrant and purchased 150,000 shares of Common Stock, leaving 710,301 shares of Common Stock purchasable thereunder. On March 7, 2005, Big Beaver exercised the remainder of its rights to purchase 710,301 shares under the 2002 Warrant. The loan under the Second Credit Agreement and the exercises of the 2002 Warrant were funded by Big Beaver with cash provided by its members.

CUSIP 03070L 30 0	Page 5 of 9 Pages

On June 16, 2005 and June 9, 2004, Big Beaver sold 258,600 and 41,400 shares, respectively, of Common Stock at the then-current market price.

Based on the prior joint ownership of Big Star, the transactions described in the Securities Purchase Agreement, and the existence of the Shareholders’ Agreement, Big Beaver, Westar, Thomas M. Wheeler, George L. Argyros, the owner of a controlling interest in Westar, and Big Star (prior to its dissolution) (the “Group”), deemed themselves to be members of a common group and entered into a series of Joint Filing Agreements by which they agreed to jointly file any and all statements required under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to their ownership of Common Stock of the Issuer. The Group filed a report on Schedule 13D on April 8, 1999 and amendments thereto on June 22, 1999 (Amendment No. 1), April 26, 2000 (Amendment No. 2), June 7, 2000 (Amendment No. 3), October 4, 2001 (Amendment No. 4) and March 20, 2002 (Amendment No. 5). As noted above, Big Star has dissolved and the Shareholders’ Agreement expired on June 8, 2004. Effective June 20, 2005, Mr. Wheeler and Big Beaver executed a Joint Filing Agreement, attached hereto as Exhibit 1 and incorporated herein by reference, by which they agreed to jointly file any statements required under Section 13(d) of the Exchange Act with respect to their ownership of Common Stock of the Issuer. As a result, Mr. Wheeler and Big Beaver are jointly filing this Amendment No. 6 to their report on Schedule 13D.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Stock beneficially owned by them for investment purposes and to exercise a certain degree of control to direct, or cause the direction of, management and policies of the Issuer. As a significant stockholder of Common Stock, the Reporting Persons expect and intend to explore and be receptive to opportunities to enhance the value of the Common Stock beneficially owned by the Reporting Persons, including possibly extraordinary transactions involving the Issuer. However, the Reporting Persons currently have no specific plans or proposals with respect to such matters.

Subject to market conditions and other factors that the Reporting Persons may deem material to their investment decisions, the Reporting Persons may, from time to time, acquire additional shares of Common Stock, or rights to purchase shares of Common Stock in the open market, in privately negotiated transactions or otherwise, depending upon the price and availability of such shares or rights. The Reporting Persons intend to review, on a continuing basis, various factors relating to their investment in the Common Stock, including the Issuer’s business and prospects, the price and availability of Issuer’s securities, subsequent developments affecting the Issuer, other investment and business opportunities available to the Reporting Persons, their general investment and trading policies, market conditions or other factors. Based on these factors, the Reporting Persons may determine to dispose of some or all of their Common Stock, periodically, by public or private sale, gift, pledge, expiration of warrants or otherwise. The Reporting Persons reserve the right not to acquire Common Stock of the Issuer or not to dispose of all or part of such Common Stock if they determine such acquisition or disposal is not in their best interests at that time.

CUSIP 03070L 30 0	Page 6 of 9 Pages

Except as described above, the Reporting Persons have no current plans or proposals for (i) the acquisition of additional securities in the Issuer or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer, (v) any material change in the Issuer’s present capitalization or dividend policy, (vi) any other material change in the Issuer’s business or corporate structure, (vii) any changes in the Issuer’s Articles of Incorporation or Bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) causing a class of the Issuer’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (x) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	Number of shares of Common Stock beneficially owned by Mr. Wheeler:

5,496,749

Percentage of Common Stock beneficially owned by Mr. Wheeler:

29.7%

Number of shares of Common Stock beneficially owned by Big Beaver:

5,496,749

Percentage of Common Stock beneficially owned by Big Beaver:

29.7%

(b)	Number of shares of Common Stock as to which Mr. Wheeler has the:

Sole power to vote or to direct the vote:

-0-

Shared power to vote or to direct the vote:

5,496,749

Sole power to dispose or to direct the disposition:

-0-

Shared power to dispose or to direct the disposition:

5,496,749

Number of shares of Common Stock as to which Big Beaver has the:

Sole power to vote or to direct the vote:

-0-

Shared power to vote or to direct the vote:

5,496,749

Sole power to dispose or to direct the disposition:

-0-

Shared power to dispose or to direct the disposition:

5,496,749

The number of shares reported above for Mr. Wheeler and Big Beaver includes the following interests of Big Beaver: (i) 2,484,095 shares of Common Stock, (ii) 4,500 shares of

CUSIP 03070L 30 0	Page 7 of 9 Pages

Series A Preferred Stock of the Issuer which are immediately convertible into 2,686,567 shares of Common Stock at the option of the holder, and (iii) 326,087 shares of Common Stock which are subject to issuance pursuant to the Big Beaver Bridge Loan Warrant. Because of the controlling interest of Mr. Wheeler in Big Beaver, Mr. Wheeler is deemed to share the power to vote and dispose of (and therefore be the beneficial owner of) the interests in Common Stock held by Big Beaver. Mr. Wheeler disclaims beneficial ownership of all shares issued or issuable to Big Beaver, except to the extent of his beneficial interests in Big Beaver.

(c) There were no transactions involving Common Stock effected by either of the Reporting Persons within the sixty days prior to the date of this Schedule 13D.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Schedule 13D for which the Reporting Persons are deemed to be the beneficial owners.

(e) The Reporting Persons have not ceased to be deemed the beneficial owners of more than five percent of the Common Stock since the original Schedule 13D was filed by them.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Issuer’s Articles of Incorporation grant the holders of Series A Preferred Stock, as a group, the right to elect five nominees to the Issuer’s Board of Directors. However, Big Beaver and Westar, as the holders of all of the issued and outstanding Series A Preferred Stock, have determined that only three individuals are to be nominated for election to the Issuer’s Board of Directors by the holders of Series A Preferred Stock. This understanding was established for the sole purpose of ensuring that the Issuer complies with the The Nasdaq Stock Market (“Nasdaq”) requirement that the Issuer’s Board of Directors be comprised of a majority of independent directors, as independence is determined under rules promulgated by Nasdaq. Such understanding of Big Beaver and Westar does not affect the number of individuals nominated and eligible for election by the holders of Common Stock. In accordance with the Issuer’s Bylaws and applicable law, the two vacancies created on the Board of Directors as a result of the reduced number of nominations may be filled at any time by either the holders of Series A Preferred Stock or by the Board of Directors. If the Board of Directors fills any such vacancy, however, holders of Series A Preferred Stock would be entitled to remove such individual from the Board of Directors and, thereafter, only the holders of Series A Preferred Stock would be entitled to fill such vacancy.

With respect to any securities of the Issuer, other than the foregoing and the Big Beaver Bridge Loan Warrant, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and between the Reporting Persons and any other person, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP 03070L 30 0	Page 8 of 9 Pages

Although not deemed to be a relationship requiring disclosure under this Item 6 or elsewhere in this Schedule 13D, the Reporting Persons disclose that (i) Paul Oster is a member of the Issuer’s Board of Directors, the Treasurer of both TMWE and Big Beaver, and has an ownership interest in Big Beaver amounting to approximately 4% of the total outstanding ownership interests in Big Beaver, and (ii) Oscar B. Marx III is a member of the Issuer’s Board of Directors, a former President of TMWE and has an ownership interest in Big Beaver amounting to approximately 15% of the total outstanding ownership interests in Big Beaver. Mr. Oster holds 2,000 shares of Common Stock and options to purchase 30,000 shares of Common Stock. Mr. Marx holds options to purchase 290,000 shares of Common Stock. Mr. Oster’s holdings represent less than 1% of the outstanding shares of Common Stock. Mr. Marx’s holdings represent approximately 2% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of all shares owned by Mr. Oster and Mr. Marx.

Item 7. Material to be Filed as an Exhibit.

1. Agreement of Joint Filing between Thomas M. Wheeler and Big Beaver Investments LLC dated as of June 20, 2005, which is incorporated herein by reference.

CUSIP 03070L 30 0	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2005	/s/ Thomas M. Wheeler
Thomas M. Wheeler

Dated: June 20, 2005	Big Beaver Investments LLC

	By:	/s/ Paul Oster
	Its:	Treasurer

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned agree to file jointly with the Securities and Exchange Commission (“SEC”) any and all statements on Schedule 13D (and any amendments or supplements thereto) required under Section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with transactions by the undersigned in the Common Stock of Amerigon Incorporated. Each of the undersigned will be responsible for the timely filing of the Schedule 13D and all amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein. None of the undersigned shall be responsible for the completeness or accuracy of the information concerning the other party contained in the Schedule 13D or any amendment thereto, except to the extent such person knows or has reason to believe that such information is inaccurate.

Dated: June 20, 2005	/s/ Thomas M. Wheeler
Thomas M. Wheeler

Dated: June 20, 2005	Big Beaver Investments LLC

	By:	/s/ Paul Oster
	Its:	Treasurer

EXHIBIT 1